Exhibit 21.1

Subsidiaries of Basic Energy Services, Inc.
As of December 31, 2019

Name of Subsidiary	Jurisdiction of Formation
Basic Energy Services GP, LLC	Delaware
Basic Energy Services LP, LLC	Delaware
Basic Energy Services, L.P.	Delaware
Basic ESA, Inc.	Texas
SCH Disposal, L.L.C.	Texas
Taylor Industries, LLC	Texas
Agua Libre Holdco LLC	Delaware
Agua Libre Asset Co LLC	Delaware
Agua Libre Midstream LLC	Delaware
ESA de Mexico S.A. de C.v.	Mexico
Basic Energy Services International, LLC	Delaware